Filed Pursuant to Rule 424(b)(2)

Registration Nos. 333-157386 and 333-157386-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities nor are they soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 10, 2011

PRICING SUPPLEMENT NO. 2011-MTNDG0040 DATED             , 2011

(TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 11, 2011 AND PROSPECTUS DATED FEBRUARY 11, 2011)

MEDIUM-TERM NOTES, SERIES D

The Autocall Notes Linked to the iShares® MSCI EAFE Index Fund (the notes) will mature on June     , 2014 (expected to be June 2, 2014), unless automatically called. The notes have a maturity of approximately three years and are issued by Citigroup Funding Inc. The notes are mandatorily callable by Citigroup Funding on any call date on May 29, 2012 (the first call date), May 29, 2013 (the second call date) or May 29, 2014 (the final valuation date) if the closing price of the shares (the underlying fund shares) of the iShares® MSCI EAFE Index Fund (the underlying fund) on any call date is greater than or equal to the closing price of the underlying fund shares on the pricing date (the initial share price). If the notes are mandatorily called, you will receive an amount in cash per note equal to $1,000 plus the applicable mandatory call premium. If the notes are not called, for each note you hold at maturity, you will receive an amount at maturity which may be equal to or less than the principal amount of your investment in the notes depending on the closing price of the underlying fund shares on the final valuation date (the “final share price”).

Preliminary Terms
Issuer:	Citigroup Funding Inc.

Guarantor:	Citigroup Inc.

Pricing Date:	May , 2011 (expected to be May 25, 2011)

Issue Date:	May , 2011 (three business days after the pricing date)

Call Dates:	May 29, 2012, May 29, 2013 and May 29, 2014, the final valuation date

Final Valuation Date:	May 29, 2014 (the third trading day prior to the maturity date)

Maturity Date:	June , 2014 (expected to be June 2, 2014)

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

Mandatory Call Feature:	Mandatorily callable annually in whole, but not in part, on any call date if the closing price of the underlying fund shares on any call date is equal to or greater than the initial share price.

Mandatory Call Premium:

1. If called on the first call date, $80 to $105 (to be determined on the pricing date);

2. If called on the second call date, $160 to $210 (to be determined on the pricing date); or

3. If called on the final valuation date, $240 to $315 (to be determined on the pricing date)

Payment at Maturity:

1. If the final share price is less than the initial share price but greater than or equal to 80% of the initial share price (rounded to two decimal places), $1,000 in cash; or

2. If the final share price is less than 80% of the initial share price (rounded to two decimal places), cash in an amount equal to (a) $1,000 multiplied by (b) the final share price divided by the initial share price.

Sales Commission:	3.00%

Calculation Agent:	Citigroup Global Markets Inc.

CUSIP:	1730T0MK2

Introduction

The notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payment due on the notes is fully and unconditionally guaranteed by Citigroup, Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of your principal amount of your investment in the notes at maturity is not guaranteed.

Payoff Diagram

Hypothetical Examples**

Underlying Fund Shares Return	Invest- ment in the Notes	Direct Invest- ment in Underlying Fund Shares	Underlying Fund Shares Return	Invest- ment in the Notes	Direct Invest- ment in Underlying Fund Shares
100%	$1,285	$2,000	-5%	$1,000	$950
90%	$1,285	$1,900	-10%	$1,000	$900
80%	$1,285	$1,800	-20%	$1,000	$800
70%	$1,285	$1,700	-21%	$790	$790
60%	$1,285	$1,600	-30%	$700	$700
50%	$1,285	$1,500	-40%	$600	$600
40%	$1,285	$1,400	-50%	$500	$500
30%	$1,285	$1,300	-60%	$400	$400
20%	$1,285	$1,200	-70%	$300	$300
10%	$1,285	$1,100	-80%	$200	$200
5%	$1,285	$1,050	-90%	$100	$100
0%	$1,285	$1,000	-100%	$0	$0

**These hypothetical examples assume that the notes have not been called on the first call date and the second call date, and are based on a number of other assumptions as set forth on PS-12 in this pricing supplement, including, among others, the assumption that the mandatory call premium on the final valuation date is 28.50%. These hypothetical examples are included for illustrative purposes only.

YOU SHOULD READ THIS PRICING SUPPLEMENT TOGETHER WITH THE RELATED PROSPECTUS

SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS

BELOW, BEFORE YOU DECIDE TO INVEST.

Prospectus Supplement and Prospectus filed on February 14, 2011:

http://www.sec.gov/Archives/edgar/data/831001/000095012311013008/x89392ae424b2.htm

CITIGROUP FUNDING INC.

Autocall Notes Linked to the iShares® MSCI EAFE Index Fund

Due June     , 2014 (Expected to be June 2, 2014)

$1,000.00 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

•	The Autocall Notes Linked to the iShares® MSCI EAFE Index Fund will mature on June , 2014 (expected to be June 2, 2014), unless automatically called.

•	No interest will be paid on the notes.

•

We will call the notes for cash in an amount equal to the sum of $1,000 and a mandatory call premium if the closing price of the shares of the iShares® MSCI EAFE Index Fund on the first call date, the second call date or the final valuation date is greater than or equal to             , the initial share price.

•	If we do not call the notes, you will receive at maturity for each note:

•	if the final share price is less than the initial share price but greater than or equal to 80% of the initial share price (rounded to two decimal places), $1,000 in cash; or

•

if the final share price is less than 80% of the initial share price (rounded to two decimal places), cash in an amount equal to (a) $1,000 multiplied by (b) the final share price divided by the initial share price. In this case, for each $1,000 note you hold on the maturity date you will receive cash in an amount less than $800, resulting in a loss of 20% or more on your investment in the notes.

•	At maturity you could receive an amount in cash less than your initial investment in the notes and could be zero.

•	We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-7

iShares® is a registered mark of Barclays Global Investors, N.A. (“BGI”). BGI has licensed certain trademarks and trade names of BGI to Citigroup Global Markets Inc. and its affiliates. The notes are not sponsored, endorsed, sold, or promoted by BGI. BGI makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note	Total
Public Offering Price	$1,000.00	$
Underwriting Discount	$30.00	$
Proceeds to Citigroup Funding Inc.	$970.00	$

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $30.00 for each $1,000.00 note sold in this offering. Certain dealers will receive from Citigroup Global Markets up to $30 from this underwriting fee for each note they sell. Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the price of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about May    , 2011 (3 business days after the pricing date).

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Notes?

The notes are securities that are mandatorily callable by us. The amount you will receive at maturity or upon a call is linked to the closing price of the underlying fund shares. We will call the notes, in whole, but not in part, only if the closing price of the underlying fund shares on any call date is greater than or equal to the initial share price. The notes will not otherwise be called even if the closing price of the underlying fund shares on any trading day other than a call date is greater than or equal to the initial share price. If we call the notes, you will receive for each note a call price in cash equal to the sum of $1,000 plus a mandatory call premium as described below.

If we do not call the notes, you will receive at maturity an amount in cash that may be equal to or less than your initial investment of $1,000 per note, depending on the final share price.

The notes mature on June     , 2014 (expected to be June 2, 2014), are callable by us annually on any call date and do not provide for earlier redemption by you. The notes are a series of unsecured senior debt securities issued by Citigroup Funding and any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the notes is not guaranteed.

Each note represents a principal amount of $1,000. You may transfer the notes only in units of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by the Depository Trust Company (“DTC”) or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts that these systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest on the Notes?

No. We will not make any periodic payments of interest on the notes (excluding the mandatory call premium).

What Will I Receive if Citigroup Funding Calls the Notes?

We will call the notes, in whole, but not in part, if the closing price of the underlying fund shares on any call date is greater than or equal to the initial share price of         . If we call the notes, you will receive for each note a call price in cash equal to the sum of $1,000 and a mandatory call premium. The mandatory call premium will equal $80 to $105 (to be determined on the pricing date), if the notes are called on the first call date, $160 to $210 (to be determined on the pricing date), if the notes are called on the second call date or $240 to $315 (to be determined on the pricing date), if the notes are called on the final valuation date.

If we call the notes on the first call date or the second call date we will provide notice of a call, including the exact call payment date, within one business day after the call date, and the call payment date will be at least three business days after the call date. If we call the notes on the final valuation date, we will not provide notice of a call but will pay the applicable call price to you at maturity.

The opportunity to fully participate in possible increases in the price of the underlying fund shares through an investment in the notes is limited if we call the notes because the return you receive will be limited to the amount of the applicable mandatory call premium.

What Will I Receive at Maturity of the Notes?

If we do not call the notes, at maturity you will receive for each note you hold:

¡	if the final share price is less than the initial share price but greater than or equal to 80% of the initial share price (rounded to two decimal places), $1,000 in cash; or

¡

if the final share price is less than 80% of the initial share price (rounded to two decimal places), cash in an amount equal to (a) $1,000 multiplied by (b) the final share price divided by the initial share price. In this case, for each $1,000 note you hold on the maturity date you will receive cash in an amount less than $800, resulting in a loss of 20% or more on your investment in the notes.

Where Can I Find Examples of Hypothetical Amounts Payable at Call or at Maturity?

For a table and graphs setting forth hypothetical amounts you could receive upon a call of the notes or at maturity, see “Description of the Notes — Amounts Payable Upon Mandatory Call or at Maturity — Hypothetical Examples” in this pricing supplement.

What is the iShares® MSCI EAFE Index Fund?

The iShares® MSCI EAFE Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI EAFE Index which measures publicly traded securities in Europe, Australasia and the Far East. The fund uses a “Representative Sampling” strategy to try to track the MSCI EAFE Index, which means it invests in a representative sample of securities in the MSCI EAFE Index, which have a similar investment profile as the MSCI EAFE Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MSCI EAFE Index. The iShares® MSCI EAFE Index Fund’s top portfolio holdings can be found on iShares® website.

The fund does not fully replicate the MSCI EAFE Index and may hold securities not included in the MSCI EAFE Index. Therefore, the fund is subject to management risk. Management risk is the risk that the fund’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. See “Risk Factors — The Trading Price of the Underlying Fund Shares May Not Completely Track the Value of the MSCI EAFE Index.”

Please note that ownership of the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the underlying fund shares or the stocks included in the MSCI EAFE Index.

What is the MSCI EAFE Index and What Does It Measure?

The MSCI EAFE Index® is a free float-adjusted market capitalization index that is designed to measure the equity market performance of developed markets, excluding the United States and Canada, and which is calculated, published and disseminated daily by MSCI Inc. (“MSCI”). As of April 2011, the MSCI EAFE Index® consisted of the following 22 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. The MSCI EAFE Index® includes components from all countries in Europe, Australia and the Far East that are designated by MSCI as Developed Markets. The MSCI EAFE Index® was developed with a base value of 100 as of December 31, 1969.

The performance of the MSCI EAFE® Index is a free float weighted average of the U.S. dollar prices of all of the equity securities constituting the MSCI indices for the 22 selected countries. Each MSCI EAFE® component country index is a sampling of equity securities across industry groups in such country’s equity markets. Prices used to calculate the MSCI EAFE® component securities are the official exchange closing prices or prices accepted as such in the relevant market. In general, all prices are taken from the main stock exchange in each market. Closing prices are converted into U.S. dollars using the closing exchange rates calculated by The WM Company at 5 p.m. Central Europe Time. In order to maintain the representativeness of the MSCI EAFE® Index, structural changes to the MSCI EAFE® Index as a whole may be made by adding or deleting MSCI EAFE® component country indices and the related MSCI EAFE® component securities. Currently, such changes in the MSCI EAFE® Index may only be made on four dates throughout the year: after the last scheduled MSCI EAFE® Index close of each February, May, August and November.

Please note that ownership of the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the underlying fund shares or the stocks included in the MSCI EAFE Index.

How Have the Underlying Fund Shares Performed Historically?

We have provided a table showing the high, low and end-of month closing prices of the underlying fund shares for each month in the period from January 2006 to May 2011 and a graph showing the closing prices of the underlying fund shares on each trading day from January 3, 2006 to May 6, 2011. You can find the table and the graph in the section “Description of the iShares® MSCI EAFE Index Fund—Historical Data on the iShares® MSCI EAFE Index Fund” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the underlying fund in recent years. However, past performance is not indicative of how the underlying fund will perform in the future. You should also refer to the section “Risk Factors—The Historical Performance of the Underlying Fund Shares Is Not an Indication of the Future Performance of the Underlying Fund Shares” in this pricing supplement.

What Are the United States Federal Income Tax Consequences of Investing in the Notes?

In purchasing a note, you agree with Citigroup Funding that you and Citigroup Funding intend to treat a note for U.S. federal income tax purposes as a cash-settled derivative financial instrument providing for the future payment based on the value of the underlying fund shares. Under such treatment, at maturity or upon the mandatory redemption of a note for cash prior to or at maturity, or upon the sale or other taxable disposition of a note, you generally will recognize capital gain or loss equal to the difference, if any, between the amount of cash received at maturity or the amount realized as a result of the mandatory redemption, sale or other taxable disposition and your tax basis in the note. Any such gain or loss generally will be long-term capital gain or loss if you have held the note for more than one year at the time of disposition. Due to the absence of authority as to the proper characterization of the notes, no assurance can be given that the Internal Revenue Service (“IRS”) will accept, or that a court will uphold, the characterization and tax treatment described above, and alternative treatments of the notes could result in less favorable U.S. federal income tax consequences to you, including a requirement to accrue income on a current basis. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

No. The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets Inc., is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets Inc. and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the sections “Plan of Distribution; Conflicts of Interest” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets Inc. will also act as Calculation Agent for the notes. As calculation agent, Citigroup Global Markets Inc. will make determinations with respect to the notes. You should refer to “Risk Factors–The Calculation Agent, Which is an Affiliate of the Issuer, Will Make Determinations With Respect to the Notes” in this pricing supplement for more information.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the underlying fund shares or one or more of the stocks included in the MSCI EAFE Index or in other instruments, such as options, swaps or futures, linked to the underlying fund shares, the MSCI EAFE Index or the stocks included in the MSCI EAFE Index. This hedging activity on or prior to the pricing date could affect the price of the underlying fund shares and, accordingly, could increase the initial share price. Additionally, such hedging activity could potentially affect the closing price of the underlying fund shares on any call date and, therefore, whether or not we will call the notes and pay the mandatory call premium. Furthermore, if we do not call the notes, our affiliates’ hedging activity could adversely affect the final share price and, therefore, whether you will receive a cash amount at maturity that is equal to or less than the principal amount of your investment in the notes. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in our or our affiliates’ receipt of profit, even if the market price of the notes declines. You should refer to “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest,” “— The Price at Which You Will Be Able to Sell Your Notes Prior to the Maturity Date Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment in the Notes?

Yes. The notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities in that, unless the notes are called by us, the amount you receive at maturity will be based on the final share price, an investment in the notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the price of the underlying fund shares and other events that are difficult to predict and beyond our control.

Your Investment in the Notes Will Result in a Loss if the Final Share Price is Less than 80% of the Initial Share Price

If we do not call the notes, the amount you receive at maturity will depend on the final share price. As a result, the amount you receive at maturity may be less than the amount you paid for your notes. If we do not call the notes and the final share price is less than 80% of the initial share price (rounded to two decimal places) then the cash amount you receive at maturity will be less than your initial investment in the notes and could be zero, in which case your investment in the notes will result in a loss. If we do not call the notes, this will be true even if the closing price of the underlying fund shares exceeds the initial share price at one or more times after the pricing date (excluding any call date) but is less than 80% of the initial share price (rounded to two decimal places) on the final valuation date. There is no minimum payment at maturity on the notes, and, accordingly, you could lose your entire investment.

You Will Not Receive Any Return On Your Investment If We Do Not Call the Notes

If we do not call the notes and the final share price is not less than 80% of the initial share price (rounded to two decimal places) at maturity you will receive $1,000 in cash. Thus, if we do not call the notes, you will not in any case receive an amount at maturity greater than your initial investment.

The Notes Have a Mandatory Call Feature Which Limits the Potential Appreciation of Your Investment

We will call the notes if the closing price of the underlying fund shares on any call date is greater than or equal to the initial share price. If we call the notes, you will receive a call price in cash equal to $1,000 plus a mandatory call premium. The opportunity to participate in possible increases in the closing price of the underlying fund shares through an investment in the notes is limited because the return you receive if we call the notes will be limited to the amount of the applicable mandatory call premium. Therefore, your return on the notes may be less than your return on a similar security that was directly linked to the underlying fund and allowed you to participate more fully in the appreciation of the price of the underlying fund shares.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic payments of interest or any other periodic payments on the notes (excluding the mandatory call premium).

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, if we do not call the notes, the effective yield on the notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity.

The Notes Are Subject to the Credit Risk of Citigroup Inc., the Guarantor of Any Payments Due on the Notes, and Any Actual or Anticipated Changes to Its Credit Ratings or Credit Spreads May Adversely Affect the Market Price of the Notes

You are subject to the credit risk of Citigroup Inc. The notes are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market price of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market price of the notes.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the price of your notes in the secondary market will be affected by the supply of and demand for the notes, the price of the underlying fund shares and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market price of the notes of a change in a specific factor, assuming all other conditions remain constant.

Price of the Underlying Fund Shares. We expect that the market price of the notes will depend substantially on the amount, if any, by which the price of the underlying fund shares changes from the initial share price. However, changes in the price of the underlying fund shares may not always be reflected, in full or in part, in the market price of the notes. If you choose to sell your notes when the price of the underlying fund shares exceeds the initial share price, you may receive substantially less than the amount that would be payable at maturity or upon a call based on that price because of expectations that the price of the underlying fund shares will continue to fluctuate between that time and the time when the amount you will receive at maturity or upon a call is determined. In addition, significant increases in the price of the underlying fund shares are not likely to be reflected in the trading price of the notes because we will call the notes if the closing price of the underlying fund shares on any call date is greater than or equal to the initial share price. If you choose to sell your notes when the price of the underlying fund shares is below the initial share price, you may receive less than the amount you originally invested.

The trading price of the underlying fund shares will be influenced by complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the stocks included in the MSCI EAFE Index are traded, and by various circumstances that can influence the prices of the stocks in a specific market segment of a particular stock. Citigroup Funding’s hedging activities, the issuance of securities similar to the notes and other trading activities by Citigroup Funding and its affiliates and other market participants can also affect the prices of the stocks included in the MSCI EAFE Index and thus the price of the underlying fund shares.

Volatility of the Underlying Fund Shares. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the underlying fund shares changes during the term of the notes, the market price of the notes may decrease.

Mandatory Call Feature. The possibility that the notes may be called on any call date is likely to limit their price. If the notes did not include a mandatory call feature, we expect their price would be significantly different.

Events Involving Companies Included in the MSCI EAFE Index. General economic conditions and earnings results of the companies whose stocks are included in the MSCI EAFE Index and real or anticipated changes in those conditions or results, as well as events in the relevant markets, may affect the value of the underlying fund shares and the market value of the notes. In addition, if the dividend yield on those underlying stocks increase, we expect that the price of the notes may decrease because the value of the cash payment you will receive upon mandatory call or at maturity will not reflect the value of such dividend payments.

The Notes Are Subject to Currency Exchange Rate Risks. Because the closing price of the underlying fund shares generally reflects the U.S. dollar value of the securities represented in the MSCI EAFE Index, holders of the notes will be exposed to currency exchange rate risks with respect to relevant currencies in which most or all of the stocks or underlying stocks represented in the MSCI EAFE Index trade. An investor’s net exposure will depend on the extent to which relevant currencies strengthen or weaken against the U.S. dollar and the relative weight of each security. If, taking into account such weighting, the U.S. dollar strengthens against relevant currencies, the price of the underlying fund shares will be adversely affected and the amount you receive at maturity or the market price upon sale prior to maturity may be reduced.

Interest Rates. We expect that the market price of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market price of the notes may decrease, and if U.S. interest rates decrease, the market price of the notes may increase.

Time Premium or Discount. As a result of a “time premium” or “discount,” the notes may trade at a price above or below that which would be expected based on the level of interest rates and the price of the underlying fund shares the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the price of the underlying fund shares during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market price of the notes.

Hedging Activities. Hedging activities related to the notes by us or one or more of our affiliates will likely involve trading in the underlying fund shares, one or more of the stocks included in the MSCI EAFE Index or in other instruments, such as options, swaps or futures, based upon the underlying fund shares, the MSCI EAFE Index or the stocks included in the MSCI EAFE Index, or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. This hedging activity on or prior to the pricing date could affect the price of the underlying fund shares and, accordingly, could increase the initial share price. Additionally, such hedging activity could potentially affect the closing price of the underlying fund shares on any call date and, therefore, whether or not we will call the notes and pay the mandatory call premium. Furthermore, if we do not call the notes prior to the maturity date, our affiliates’ hedging activity could adversely affect the final share price and, therefore, whether you will receive at maturity a cash amount that is equal to or less than the principal amount of your investment in the notes. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in our or our affiliates’ receipt of profit, even if the market value of the notes declines.

Fees and Projected Hedging Profits. The price, if any, at which Citigroup Global Markets Inc. is willing to purchase the notes in secondary market transactions will likely be lower than the public offering price since the public offering price of the notes will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transaction. Our affiliates may realize a profit from the expected hedging activity even if the market price of the notes declines. In addition, any secondary market prices for the notes may differ from prices determined by pricing models used by Citigroup Global Markets Inc., as a result of dealer discounts, mark-ups or other transaction costs.

Credit Ratings, Financial Condition and Results of Citigroup Funding Inc. and Citigroup Inc. Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit ratings, financial condition or results of Citigroup Inc. may affect the value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of the payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market price of the notes attributable to another factor.

The Historical Performance of the Underlying Fund Shares Is Not an Indication of the Future Performance of the Underlying Fund Shares

The historical performance of the underlying fund shares, which is included in this pricing supplement, should not be taken as an indication of the future performance of the underlying fund shares during the term of the notes. Changes in the price of the underlying fund shares will affect the price of the notes, but it is impossible to predict whether the price of the underlying fund shares will rise or fall.

Investing in the Notes is not Equivalent to Investing in the Underlying Fund Shares

Investing in the notes is not equivalent to investing in the underlying fund shares, the underlying fund or the stocks that constitute the underlying fund. Investors in the notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the underlying fund shares or the stocks that constitute the underlying fund.

The Price of the Underlying Fund Shares is Subject to Currency Exchange Risk

Because the price of the underlying fund shares is related to the U.S. dollar value of stocks underlying the underlying fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which such component securities trade. Exchange rate movements for a particular currency are volatile and are the result of numerous factors specific to that country including the supply of, and the demand for, those currencies, as well as government policy, intervention or actions, but are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to each region. An investor’s net exposure will depend on the extent to which the currencies of the component countries strengthen or weaken against the U.S. dollar and the relative weight of each currency. If, taking into account such weighting, the dollar strengthens against the currencies of the component securities represented in the underlying fund, the price of the underlying fund shares will be adversely affected and the payment at maturity on the notes may be reduced. Of particular importance to potential currency exchange risks are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	the balance of payments; and

•	the extent of governmental surpluses or deficits in the component countries and the United States of America.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries and the United States and other countries important to international trade and finance.

There are Risks Associated with Investments in Securities such as the Notes Linked to the Value of Foreign Equity Securities

The stocks included in the underlying fund and that are generally tracked by the underlying fund shares have been issued by companies in various foreign countries. Investments in securities linked to the value of foreign equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Also, there is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

The Performance of the Underlying Fund Shares are Different than the MSCI EAFE Index

The performance of the underlying fund shares may not exactly replicate the performance of the MSCI EAFE Index because the iShares® MSCI EAFE Index Fund will reflect transaction costs and fees that are not included in the calculation of the MSCI EAFE Index. It is also possible that the iShares® MSCI EAFE Index Fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the MSCI EAFE Index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the underlying fund, differences in trading hours between the iShares® MSCI EAFE Index and the underlying fund or due to other circumstances. In addition, the Investment Adviser to the underlying fund may invest up to 10% of the iShares® MSCI EAFE Index Fund’s assets in shares of other iShares® funds that seek to track the performance of equity securities of the constituent countries of the MSCI EAFE Index.

The Volatility of the Price of the Underlying Fund Shares May Result in a Cash Payment at Maturity Less Than or Equal to Your Initial Investment

Historically, the price of the underlying fund shares has been volatile. If we do not call the notes, whether you receive at maturity cash in an amount greater than, equal to or less than the amount of your initial investment in the notes depends upon the final share price. The volatility of the price of the underlying fund shares may result in your receiving at maturity a cash amount less than your initial investment in the notes and which could be zero, which will result in a loss.

You May Not Be Able to Sell Your Notes If an Active Trading Market for the Notes Does Not Develop

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets Inc. may, but is not obligated to, make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets Inc. is willing to transact. If, at any time, Citigroup Global Markets Inc. were not to make a market in the notes it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Market Value of the Notes May Be Affected by Purchases and Sales by Affiliates of Citigroup Funding

Citigroup Funding’s affiliates, including Citigroup Global Markets Inc., may from time to time buy or sell the underlying fund shares and/or stocks included in the MSCI EAFE Index or derivative instruments relating to the underlying fund shares, the MSCI EAFE

Index or the stocks included in the MSCI EAFE Index for their own accounts in connection with their normal business practices. These transactions could affect the price of the underlying fund shares and therefore the market value of the notes.

The Calculation Agent, Which is an Affiliate of the Issuer, Will Make Determinations with respect to the Notes

Citigroup Global Markets Inc., which is acting as the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citigroup Global Markets Inc. will determine the closing price of the underlying fund shares on any call date, the initial share price and the final share price. Additionally, determinations made by Citigroup Global Markets Inc., in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the calculation of any price of the underlying fund shares in the event of its unavailability, modification or discontinuance may adversely affect the payments to you upon mandatory call or at maturity.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in the underlying fund shares, one or more of the stocks included in the MSCI EAFE Index or in other instruments, such as options, swaps or futures, based upon the underlying fund shares, the MSCI EAFE Index or the stocks included in the MSCI EAFE Index, or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the notes declines.

You Will Have No Rights Against the Underlying Fund, the Publisher of the MSCI EAFE Index or Any Issuer of Any Stock Included in the MSCI EAFE Index or the Underlying Fund

You will have no rights against the underlying fund, the publisher of the MSCI EAFE Index, or any issuer of any stock included in the MSCI EAFE Index or the underlying fund, even though the amount you receive upon mandatory call or at maturity will depend on the closing price of the underlying fund shares, and such price is based on the prices of the stocks included in the underlying fund. By investing in the notes you will not acquire any shares of stocks included in the MSCI EAFE Index or the underlying fund and you will not receive any dividends or other distributions, if any, with respect to stocks included in the MSCI EAFE Index or the underlying fund. Moreover, you will not have voting, or any other rights with respect to the stocks included in the MSCI EAFE Index or the underlying fund. The underlying fund, the index publisher and the issuers of the stocks included in the MSCI EAFE Index are not in any way involved in this offering and have no obligations relating to the notes or to the holders of the notes.

The United States Federal Income Tax Consequences of the Notes Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. No ruling is being requested from the IRS with respect to the notes and no assurance can be given that the IRS will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement. It is also possible that future U.S. legislation, regulations or other IRS guidance would require you to accrue income on the notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the notes in another manner that significantly differs from the agreed-to treatment discussed under “Certain United States Federal Income Tax Considerations” in this pricing supplement, and that any such guidance could have retroactive effect.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Notes. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

¡	Prospectus Supplement and Prospectus filed on February 14, 2011:

http://www.sec.gov/Archives/edgar/data/831001/000095012311013008/x89392ae424b2.htm

General

The Autocall Notes (the “Notes”) Linked to the iShares® MSCI EAFE Index Fund (the “Underlying Fund”) are callable securities. The potential return upon our mandatory call and the amount you receive at maturity is linked to the closing price of the Underlying Fund Shares. We will call the Notes, in whole, but not in part, only if the closing price of the Underlying Fund Shares on each Call Date on May 29, 2012 (the ‘First Call Date”), May 29, 2013 (the “Second Call Date”) or May 29, 2014 (the “Final Valuation Date”) is greater than or equal to the Initial Share Price of            . The Notes will not be called even if the closing price of the Underlying Fund Shares on any Trading Day other than a Call Date is greater than or equal to the Initial Share Price. If we call the Notes, you will receive for each Note a Call Price in cash equal to the sum of $1,000 plus a Mandatory Call Premium.

If we do not call the Notes, you will receive at maturity an amount in cash that may be equal to or less than your initial investment of $1,000 per Note, depending on the final share price.

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $            (    Notes). The Notes will mature on June     , 2014 (expected to be June 2, 2014), unless automatically called, will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. As a result of the Citigroup Inc. guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the Notes is not guaranteed. The Notes will be issued only in fully registered form and in denominations of $1,000 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest on the Notes (excluding the Mandatory Call premium).

Mandatory Call Feature

We will call the Notes, in whole, but not in part, if the closing price of the Underlying Fund Shares on any Call Date is greater than or equal to the Initial Share Price. If we call the Notes, you will receive for each Note a Call Price in cash equal to the sum of $1,000 and a Mandatory Call Premium. The Mandatory Call Premium will equal $80 to $105 (to be determined on the Pricing Date), if the Notes are called on the First Call Date, $160 to $210 (to be determined on the Pricing Date), if the Notes are called on the Second Call Date or $240 to $315 if the Notes are called on the Final Valuation Date.

If we call the Notes on the First Call Date or the Second Call Date we will provide notice of a call, including the exact payment date, within one Business Day after the Call Date and will make the payment associated with such call at least three Business Days after such Call Date. If we call the Notes on the Final Valuation Date, we will not provide notice of a call but will pay the applicable Call Price to you at maturity.

The opportunity to participate in possible increases in the price of the Underlying Fund Shares through an investment in the Notes is limited if we call the Notes because the amount you receive will be limited to the Call Price.

So long as the Notes are represented by global securities and are held on behalf of DTC call notices and other notices will be given by delivery to DTC. If the Notes are no longer represented by global securities or are not held on behalf of DTC, call notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Payment at Maturity

If we do not call the Notes, they will mature on June     , 2014 (expected to be June 2, 2014). At maturity, you will receive for each 1,000 principal amount of Notes:

¡	if the Final Share Price is less than the Initial Share Price but greater than or equal to 80% of the Initial Share Price (rounded to two decimal places), $1,000 in cash; or

¡

if the Final Share Price is less than 80% of the Initial Share Price (rounded to two decimal places), cash in an amount equal to (a) $1,000 multiplied by (b) the Final Share Price divided by the Initial Share Price. In this case, for each $1,000 Note you hold on the Maturity Date you will receive cash in an amount less than $800, resulting in a loss of 20% or more on your investment in the Notes.

The “Initial Share Price” will equal the closing price of the Underlying Fund Shares on the Pricing Date.

The “Final Share Price” will equal the closing price of the Underlying Fund Shares on the Final Valuation Date.

The “Pricing Date” means May     , 2011, the date on which the Notes are priced for initial sale to the public (expected to price on or about May 25, 2011).

The “Final Valuation Date” will be May     , 2014, the third Trading Day before maturity.

A “Trading Day” means a day, as determined by the calculation agent, on which trading is generally conducted (or was scheduled to have been generally conducted, but for the occurrence of a Market Disruption Event) on the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, the Chicago Mercantile Exchange and the Chicago Board Options Exchange, and in the over-the-counter market for equity securities in the United States, or in the case of a security traded on one or more non-U.S. securities exchanges or markets, on the principal non-U.S. securities exchange or market for such security.

The “Closing Price” of the Underlying Fund Shares (or any other security for which a Closing Price must be determined, as described under “— Delisting or Suspension of Trading in the Underlying Fund Shares; Termination of the iShares® MSCI EAFE Index Fund” below) on any date of determination will be (1) if the Underlying Fund Shares are listed on a national securities exchange on that date of determination, the closing sale price or, if no closing sale price is reported, the last reported sale price on that date on the principal national securities exchange on which the shares are listed or admitted to trading or (2) if the Underlying Fund Shares are not listed on a national securities exchange on that date of determination, or if the closing sale price or last reported sale price on such exchange is not obtainable (even if the Underlying Fund Shares are listed or admitted to trading on such exchange), the last quoted bid price for the shares in the over-the-counter market on that date as reported on the OTC Bulletin Board, the National Quotation Bureau or a similar organization. The determination of the Closing Price by the Calculation Agent in the event of a Market Disruption Event may be deferred by the Calculation Agent for up to five consecutive Trading Days on which a Market Disruption Event is occurring, but not past maturity. If no sale price is available pursuant to clauses (1) or (2) above or if there is a Market Disruption Event, the Closing Price on any date of determination, unless deferred by the Calculation Agent as described in the preceding sentence, will be the arithmetic mean, as determined by the Calculation Agent, of the bid prices of the Underlying Fund Shares or other security obtained from as many dealers in such security (which may include Citigroup Global Markets Inc. or any of our other affiliates or subsidiaries), but not exceeding three such dealers, as will make such bid prices available to the Calculation Agent. The term “OTC Bulletin Board” will include any successor to such service.

A “Market Disruption Event” means, as determined by the Calculation Agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (1) the Underlying Fund Shares (or any other security for which a Closing Price must be determined) on any exchange or market, (2) stocks which then comprise 20% or more of the price of the MSCI EAFE Index or any successor index, or (3) any options contracts or futures contracts relating to the Underlying Fund Shares (or other security), or any options on such futures contracts, on any exchange or market if, in each case, in the determination of the Calculation Agent, any such suspension, limitation or unavailability is material. For purposes of determining whether a Market Disruption Event exists at any time, if trading in a security included in the MSCI EAFE Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the price of the MSCI EAFE Index will be based on a comparison of the portion of the price of the MSCI EAFE Index attributable to that security relative to the overall price of the Fund, in each case immediately before that suspension or limitation.

Delisting or Suspension of Trading in the Underlying Fund Shares; Termination of the iShares® MSCI EAFE Index Fund

If the Underlying Fund Shares are delisted from, or trading of the Underlying Fund Shares is suspended on, the relevant stock exchange and a major U.S. exchange or market lists or approves for trading successor or substitute securities that the Calculation Agent determines, in its sole discretion to be comparable to the Underlying Fund Shares (any such securities, “Successor Shares”), the price of such Successor Shares will be substituted for all purposes, including but not limited to determining the Closing Price. Upon any selection by the Calculation Agent of Successor Shares, the Calculation Agent will cause notice thereof to be furnished to the registered holders of the notes.

If the Underlying Fund Shares are delisted from, or trading of the Underlying Fund Shares is suspended on, the relevant stock exchange and Successor Shares that the Calculation Agent determines to be comparable to the Underlying Fund Shares are not listed or approved for trading on a major U.S. exchange or market, a successor or substitute security will be selected by the Calculation Agent, in its sole discretion, and the price of such successor or substitute security, as determined by the Calculation Agent in its sole discretion, will be substituted for all purposes. Upon any selection by the Calculation Agent of successor or substitute securities, the Calculation Agent will cause notice thereof to be furnished to the registered holders of the Notes.

If the underlying fund is liquidated or otherwise terminated (a “Termination Event”), the Closing Price of the Underlying Fund Shares on each Trading day from the date of the Termination Event up to and including the Final Valuation Date will be determined by the Calculation Agent, in its sole discretion, and will be a fraction of the closing price of the MSCI EAFE Index (or any Successor Index, as defined below) on such Trading day (taking into account any material changes in the method of calculating the MSCI EAFE Index following such Termination Event) equal to that part of the closing price of the MSCI EAFE Index represented by the Closing Price of the Underlying Fund Shares on the Trading day prior to the occurrence of such Termination Event on which a closing price of the MSCI EAFE Index was available. The Calculation Agent will cause notice of the Termination Event and calculation of the Closing Price as described above to be furnished to registered holders of the Notes.

If a Termination Event has occurred and MSCI Inc. discontinues publication of the MSCI EAFE Index or if it or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the MSCI EAFE Index (the “Successor Index”), then the price of the MSCI EAFE Index will be determined by reference to the price of that Successor Index. Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause notice to be furnished to the registered holders of the Notes.

If a Termination Event has occurred and Morgan Stanley Capital International Inc. discontinues publication of the MSCI EAFE Index and a Successor Index is not selected by the Calculation Agent or is no longer published, the price to be substituted for the MSCI EAFE Index for that date will be a price computed by the Calculation Agent for that date in accordance with the procedures last used to calculate the MSCI EAFE Index prior to any such discontinuance. In such case, on each Trading day until and including the date on which a determination by the Calculation Agent is made that a Successor Index is available, the Calculation Agent will determine the price that is to be used in determining the price of the MSCI EAFE Index as described in this paragraph. Notwithstanding these alternative arrangements, discontinuance of the publication of the MSCI EAFE Index may adversely affect the price of the Notes in any secondary market.

If a Termination Event has occurred and a Successor Index is selected or the Calculation Agent calculates a price as a substitute for the MSCI EAFE Index as described above, the Successor Index or price will be substituted for the MSCI EAFE Index for all purposes, including for purposes of determining whether a Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the MSCI EAFE Index may adversely affect the price of the Notes in any secondary market.

If a Termination Event has occurred and any time the method of calculating the MSCI EAFE Index or any Successor Index is changed in any material respect, or if the MSCI EAFE Index or any Successor Index is in any other way modified so that the price of the Successor Index does not, in the opinion of the Calculation Agent, fairly represent the price of that index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a price of a stock index comparable to the MSCI EAFE Index or the Successor Index as if the changes or modifications had not been made, and calculate the price of the Underlying Fund Shares with reference to the MSCI EAFE Index or the Successor Index. Accordingly, if the method of calculating the MSCI EAFE Index or any Successor Index is modified so that the price of the MSCI EAFE Index or the Successor Index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that index in order to arrive at a price of the relevant index as if it had not been modified.

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on your broker and the beneficial owners of the Notes, absent manifest error.

Dilution Adjustments

The Initial Share Price will be subject to adjustment from time to time in certain situations. Any of these adjustments could have an impact on the amount to be paid by Citigroup Funding to you. Citigroup Global Markets Inc., as calculation agent, will be responsible for the effectuation and calculation of any adjustment described herein and will furnish the trustee with notice of any adjustment.

If the Underlying Fund, after the Pricing Date,

(1)	pays a share dividend or makes a distribution with respect to the Underlying Fund Shares in the form of the Underlying Fund Shares (excluding any share dividend or distribution for which the number of the Underlying Fund Shares paid or distributed is based on a fixed cash equivalent price),

(2)	subdivides or splits the Underlying Fund Shares into a greater number of shares,

(3)	combines the Underlying Fund Shares into a smaller number of shares, or

(4)	issues by reclassification of the Underlying Fund Shares other shares issued by the Underlying Fund,

then, in each of these cases, the Initial Share Price will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the number of the Underlying Fund Shares outstanding immediately after the event, plus, in the case of a reclassification referred to in (4) above, the number of such other shares issued by the Underlying Fund, and the denominator of which will be the number of the Underlying Fund Shares outstanding immediately before the event. In the event of a reclassification referred to in (4) above as a result of which no Underlying Fund Shares are outstanding, the Initial Share Price will be determined by reference to the other shares issued by the Underlying Fund in the reclassification.

Each dilution adjustment will be effected as follows:

¡

in the case of any dividend, distribution or issuance, at the opening of business on the Business Day next following the record date for determination of holders of the Underlying Fund Shares entitled to receive this dividend, distribution or issuance or, if the announcement of this dividend, distribution, or issuance is after this record date, at the time this dividend, distribution or issuance was announced by the Underlying Fund, and

¡	in the case of any subdivision, split, combination or reclassification, on the effective date of the transaction.

All dilution adjustments will be rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 1/10,000th. No adjustment in the Initial Share Price will be required unless the adjustment would require an increase or decrease of at least one percent therein, provided, however, that any adjustments which by reason of this sentence are not required to be made will be carried forward (on a percentage basis) and taken into account in any subsequent adjustment. If any announcement or declaration of a record date in respect of a dividend, distribution, issuance or repurchase requiring an adjustment as described herein is subsequently canceled by the Underlying Fund, or this dividend, distribution, issuance or repurchase fails to receive requisite approvals or fails to occur for any other reason, then, upon the cancellation, failure of approval or failure to occur, the Initial Share Price will be further adjusted to the Initial Share Price which would then have been in effect had adjustment for the event not been made.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the call price or amount to be received at maturity, as applicable, calculated as though the maturity of the Notes were the date of early repayment. See “— Mandatory Call Feature” and “— Determination of the Amount to be Received at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of a beneficial owner of a Note against the entity that becomes subject to a bankruptcy proceeding will be capped at the Call Price or the amount to be received at maturity, as applicable, calculated as though the maturity of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of     % per annum on the unpaid amount due.

Paying Agent and Trustee

Citigroup Global Markets Inc. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

The CUSIP number for the Notes is 1730T0MK2.

Calculation Agent

The Calculation Agent for the Notes will be Citigroup Global Markets Inc., an affiliate of Citigroup Funding. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Citigroup Global Markets Inc. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Amounts Payable Upon Mandatory Call or at Maturity — Hypothetical Examples

The examples of hypothetical Call Prices and amounts received at maturity set forth below are intended to illustrate the effect of different closing prices of the Underlying Fund on the amount you will receive in respect of the Notes upon a mandatory call or at maturity. All of the hypothetical examples are based on the following assumptions:

•	Issue Price: $1,000.00 per Note

•	Pricing Date: May 25, 2011

•	Issue Date: May 31, 2011

•	Final Valuation Date: May 28, 2014

•	Maturity Date: June 2, 2014

•	Initial Share Price: $63.50

•	Minimum share price at which a Mandatory Call occurs: $63.50 (100.00% of the hypothetical Initial Share Price)

•	Mandatory Call Premiums:

a.	$95 if called on the First Call Date;

b.	$190 if called on the Second Call Date; or

c.	$285 if called on the Final Valuation Date.

¡	Payment at Maturity:

•	If the final share price is less than $63.50 and greater than or equal to $50.80 (80% of the initial share price), $1,000 in cash; or

•	If the final share price is less than $50.80 (80% of the initial share price), cash in an amount equal to (a) $1,000 multiplied by (b) the final share price divided by the initial share price.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you receive at maturity will depend on the actual Initial Share Price; whether the closing price of the Underlying Fund Shares on any Call Date is greater than or equal to the Initial Share Price, causing the Notes to be called; and, if the Notes are not called, on the actual Final Share Price.

Notes are Mandatorily Called on any of the Call Dates

The closing price of the Underlying Fund Shares is equal to or greater than $63.50 (the Initial Share Price) on any Call Date. The Notes are consequently called at $1,000 per Note plus the applicable Mandatory Call Premium.

a. If called on the First Call Date, the Notes will be called for $1,095 per Note ($1,000 plus a Mandatory Call Premium of $95.00).

b. If called on the Second Call Date, the Notes will be called for $1,190 per Note ($1,000 plus a Mandatory Call Premium of $190.00).

c. If called on any on the Final Valuation Date, the Notes will be called for $1,285 per Note ($1,000 plus a Mandatory Call Premium of $285.00).

Notes are not Mandatorily Called on any of the Call Dates and the Final Share Price is less than the Initial Share Price but greater than or equal to 80% of the Initial Share Price (rounded to two decimal places)

The Notes are not called on any of the Call Dates, and the Final Share Price is less than $63.50 (the Initial Share Price) but greater than or equal to $50.80 (80% of the Initial Share Price).

The Maturity Payment per Note will be $1,000.

Notes are not Mandatorily Called on any of the Call Dates and the Final Share Price is less than 80% of the Initial Share Price (rounded to two decimal places)

The Notes are not called on any of the Call Dates, and the Final Share Price is equal to or less than $50.80 (80% of the Initial Share Price).

The Maturity Payment per Note will be $1,000 * $33.02/$63.50=$520 (resulting in a loss of $480 per Note).

Summary Chart of Hypothetical Examples

Notes are Mandatorily Called on any Call Date

Date on Which the Notes are called	First Call Date	Second Call Date	Final Valuation Date

Hypothetical Initial Share Price	$63.50	$63.50	$63.50

Hypothetical closing price of the Underlying Fund Shares on the Call Date	$65.09	$68.26	$73.03

Call Price	$1,095	$1,190	$1,285

Return on the Underlying Fund Shares (excluding any cash dividend payments)	2.50%	7.50%	15.00%

Return on the Underlying Fund Shares (including all cash dividend payments)	4.70%	811.90%	21.60%

Return on the Notes	9.50%	19.00%	28.50%

Notes are not Mandatorily Called on any of the Call Dates

	Final Share Price is less than Initial Share Price but greater than or equal to 80% of Initial Share Price (rounded to two decimal places)	Final Share Price is less than 80% of Initial Share Price (rounded to two decimal places)

Hypothetical Initial Share Price	$63.50	$63.50

Hypothetical closing price of the Underlying Fund Shares on the Final Valuation Date	$50.80	$33.02

Maturity Payment per Note	$1,000	$520

Return on the Underlying Fund Shares (excluding any cash dividend payments)	-20.00%	-48.00%

Return on the Underlying Fund Shares (including all cash dividend payments)	-17.80%	-45.80%

Return on the Notes	-0.00%	-48.00%

DESCRIPTION OF THE ISHARES® MSCI EAFE INDEX FUND

The iShares® MSCI EAFE Index Fund

The iShares® MSCI EAFE Index Fund, or EFA, is an exchange-traded fund that seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI EAFE Index®. EFA is managed by iShares Trust (the “iShares Trust”), a registered investment company that consists of numerous separate investment portfolios, including EFA. Information provided to or filed with the Commission by the iShares Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to Commission file numbers 333-92935 and 811-09729, respectively, through the Commission’s website at www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information.

This pricing supplement relates only to the Notes offered hereby and does not relate to the Underlying Fund Shares. We have derived all disclosures contained in this pricing supplement regarding iShares from the publicly available documents described in the preceding paragraph. In connection with the offering of the Notes, none of Citigroup Funding, Citigroup Inc. or Citigroup Global Markets Inc. has participated in the preparation of such documents or made any due diligence inquiry with respect to iShares. None of Citigroup Funding, Citigroup Inc. or Citigroup Global Markets Inc. makes any representation that such publicly available documents or any other publicly available information regarding iShares is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the underlying fund shares (and therefore the price of the underlying fund shares at the time we price the Notes) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning iShares could affect the value received at maturity with respect to the Notes and therefore the trading prices of the Notes.

Neither Citigroup Inc. nor any of its subsidiaries makes any representation to you as to the performance of the underlying fund shares.

We and/or our affiliates may presently or from time to time engage in business with iShares. In the course of such business, we and/or our affiliates may acquire non-public information with respect to iShares, and neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, one or more of our affiliates may publish research reports with respect to the underlying fund shares. The statements in the preceding two sentences are not intended to affect the rights of investors in the Notes under the securities laws. As a prospective purchaser of the Notes, you should undertake an independent investigation of iShares as in your judgment is appropriate to make an informed decision with respect to an investment in the underlying fund shares.

iShares® is a registered mark of Barclays Global Investors, N.A. (“BGI”). BGI has licensed certain trademarks and trade names of BGI to Citigroup Global Markets Inc. and its affiliates. The Buffered PLUS are not sponsored, endorsed, sold, or promoted by BGI. BGI makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.

The MSCI EAFE Index®

Unless otherwise stated, we have derived all information regarding the MSCI EAFE® Index provided in this product supplement, including its composition, method of calculation and changes in components, from Morgan Stanley Capital International Inc. (“MSCI”), publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by MSCI. MSCI is under no obligation to continue to publish, and may discontinue or suspend the publication of, the MSCI EAFE® Index at any time. We do not assume any responsibility for the accuracy or completeness of any information relating to the MSCI EAFE® Index.

The MSCI EAFE Index® is a free float-adjusted market capitalization index that is designed to measure the equity market performance of developed markets, excluding the United States and Canada, and which is calculated, published and disseminated daily by MSCI. As of April 2011, the MSCI EAFE Index® consisted of the following 22 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. The MSCI EAFE Index® includes components from all countries in Europe, Australia and the Far East that are designated by MSCI as Developed Markets. The MSCI EAFE Index® was developed with a base value of 100 as of December 31, 1969.

The performance of the MSCI EAFE® Index is a free float weighted average of the U.S. dollar prices of all of the equity securities constituting the MSCI indices for the 22 selected countries. Each MSCI EAFE® component country index is a sampling of equity securities across industry groups in such country’s equity markets. Prices used to calculate the MSCI EAFE® component securities are the official exchange closing prices or prices accepted as such in the relevant market. In general, all prices are taken from the main stock exchange in each market. Closing prices are converted into U.S. dollars using the closing exchange rates calculated by The WM Company at 5 p.m. Central Europe Time. In order to maintain the representativeness of the MSCI EAFE® Index, structural changes to the MSCI EAFE® Index as a whole may be made by adding or deleting MSCI EAFE® component country indices and the related MSCI EAFE® component securities. Currently, such changes in the MSCI EAFE® Index may only be made on four dates throughout the year: after the last scheduled MSCI EAFE® Index close of each February, May, August and November.

THE MSCI EAFE® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE MSCI EAFE® INDEX WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the MSCI EAFE® Index: Underlying Stock Eligibility Criteria and Annual Ranking Review

The selection of the MSCI EAFE® Component Securities for each MSCI EAFE® Component Country Index is based on the following guidelines:

(i)	Defining the equity universe of listed securities within each country;

(ii)	Determining the Market Investable Equity Universe for each market;

(iii)	Determining market capitalization size segments for each market;

(iv)	Applying Index Continuity Rules for the Standard Index;

(v)	Applying Index Continuity Rules for the Standard Index; and

(vi)	Classifying securities under the Global Industry Classification Standard (GICS®).

The Equity Universe is defined by identifying eligible equity securities and classifying the eligible securities in each country. All listed equity securities, or listed securities that exhibit characteristics of equity securities, except mutual funds, ETFs, equity derivatives, limited partnerships, and most investment trusts are eligible for inclusion in the Equity Universe.

A Market Investable Equity Universe for a market is derived by applying investability screens to individual companies and securities in the Equity Universe that are classified in that market. The investability screens used to determine the Investable Equity Universe in each market are:

•	Equity Universe Minimum Size Requirement: requires that a company must have the required minimum full market capitalization.

•

Equity Universe Minimum Free Float-Adjusted Market Capitalization Requirement: a security must have a free float-adjusted market capitalization equal to or higher than 50% of the Equity Universe Minimum Size Requirement.

•

DM Minimum Liquidity Requirement: requires adequate liquidity measured by twelve month and 3-month Annual Traded Value Ratio (ATVR) and three month frequency of trading. A minimum liquidity level of 20% of 3-month ATVR and 90% of 3-month Frequency of Trading over the last 4 consecutive quarters, as well as, 20% of 12-month ATVR are required for the inclusion of a security in the Market Investable Equity Universe.

•

Global Minimum Foreign Inclusion Factor Requirement: a security’s Foreign Inclusion Factor (FIF) must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). Typically, securities with a free float adjustment ratio of .15 or less will not be eligible for inclusion in the MSCI EAFE® Index, subject to limited exceptions.

•

Minimum Length of Trading Requirement: Large IPOs are not subject to this requirement, however for small new issuances to be eligible for inclusion the new issue must have started trading at least four months before the implementation of the initial construction of the MSCI EAFE® Index or at least three months before the implementation of a Semi-Annual Review.

To determine the free float of a security, MSCI considers the proportion of shares of such security available for purchase in the public equity markets by international investors. In practice, limitations on the investment opportunities for international investors include: strategic stakes in a company held by private or public shareholders whose investment objective indicates that the shares held are not likely to be available in the market; limits on the proportion of a security’s share capital authorized for purchase by non-domestic investors; or other foreign investment restrictions which materially limit the ability of foreign investors to freely invest in a particular equity market, sector or security.

Once the free float factor has been determined for a security, the security’s total market capitalization is then adjusted by such free float factor, resulting in the free float-adjusted market capitalization figure for the security.

MSCI may add additional MSCI EAFE® component country indices to the MSCI EAFE® Index or subtract one or more of its current MSCI EAFE® component country indices prior to the maturity of the Notes. Any such adjustments are made to the MSCI EAFE® Index so that the price of the MSCI EAFE® Index at the effective date of such change is the same as it was immediately prior to such change.

Each MSCI EAFE® component country index is maintained with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets. In maintaining each MSCI EAFE® component country index, emphasis is also placed on its continuity and on minimizing turnover in the MSCI EAFE® Index.

MSCI classifies index maintenance in three broad categories. The first consists of ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the index as promptly as they occur. The second category consists of quarterly index reviews aimed at promptly reflecting other significant market events. The third category consists of full MSCI EAFE® Index review that systematically re-assess the various dimensions of the equity universe within each country and is conducted on a fixed semi-annual timetable.

Ongoing event-related changes to the MSCI EAFE® Index are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes are reflected in the index at the time of the event. All changes resulting from corporate events are announced prior to their implementation, provided all necessary information on the event is available.

The quarterly index review process is designed to ensure that the MSCI EAFE® Index continues to be an accurate reflection of the evolving equity marketplace. This is achieved by rapidly reflecting significant market driven changes that were not captured in the MSCI EAFE® Index at the time of their actual occurrence and that should not wait until the annual index review due to their importance. These quarterly index reviews may result in additions and deletions of MSCI EAFE® Index component securities from the MSCI EAFE® Index and changes in “foreign inclusion factors” and in number of shares. Additions and deletions to securities may result from: the addition or deletion of securities due to the significant over- or under-representation of one or more industry groups as a result of mergers, acquisitions, restructurings or other major market events affecting the industry group; the addition or deletion of securities resulting from changes in industry classification, significant increases or decreases in free float or relaxation/removal or decreases of foreign ownership limits not implemented immediately; the additions of large companies that did not meet the minimum size criterion for inclusion at the time of their initial public offering or secondary offering; the replacement of companies which are no longer suitable industry representatives; the deletion of securities whose overall free float estimates have fallen significantly; the deletion of securities that have become very small or illiquid; the replacement of securities resulting from the review of price source for securities with both domestic and foreign board quotations; and the addition or deletion of securities as a result of other market events.

Significant changes in free float estimates and corresponding changes in the foreign inclusion factor for securities may result from: large market transactions involving strategic shareholders that are publicly announced; secondary offerings that, given lack of sufficient notice, were not reflected immediately; increases in foreign ownership limits; decreases in foreign ownership limits not applied earlier; corrections resulting from the reclassification of shareholders from strategic to non-strategic, and vice versa; updates to foreign inclusion factors following the public disclosure of new shareholder structures for companies involved in mergers, acquisitions or spin-offs, where different from pro forma free float estimates at the time of the event; large conversions of exchangeable bonds and other similar securities into already existing shares; the end of lock-up periods or expiration of loyalty incentives for non-strategic shareholders; and changes in the foreign inclusion factor as a result of other events of similar nature.

Changes in the number of shares are generally small changes in a security’s shares outstanding and result from, for example, exercise of options or warrants, conversion of convertible bonds or other instruments, share buybacks or cancellations. The implementation of changes resulting from quarterly index reviews occurs on only two dates throughout the year: as of the close of the last business day of February and August. The results of the quarterly index reviews are announced at least two weeks prior to their implementation.

The semi-annual full MSCI EAFE® Index reviews include a reappraisal of the free float-adjusted industry group representation relative to the target, a detailed review of the shareholder information used to estimate free float for constituent securities and non-constituent securities, updating the minimum size guidelines for new and existing constituent securities, as well as changes typically considered for quarterly index reviews. During a full index review, securities may be added or deleted from the MSCI EAFE® Index for a range of reasons, including the reasons discussed in the preceding sentence and the reasons for index changes during quarterly index reviews as discussed above. The results of the annual full index reviews are announced at least two weeks in advance of their effective implementation date as of the close of the last business day in May and November.

The country weights for the MSCI EAFE® Index are reset every year in May on the basis of the previous year’s GDP figures for the constituent countries. Afterwards, the country weights fluctuate with changes in performance and market capitalization in the MSCI Standard Country Indices until the next rebalancing.

Index maintenance also includes monitoring and completing the adjustments for share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs. Index maintenance of the MSCI EAFE® component country Indices is reflected in the MSCI EAFE® Index.

These guidelines and the policies implementing the guidelines are the responsibility of, and, ultimately, subject to adjustment by, MSCI.

Historical Data on the iShares® MSCI EAFE Index Fund

Monthly High, Low and End-of-Month Closing Prices

The following table sets forth the high, low and end-of-month closing prices of the iShares® MSCI EAFE Index Fund for each month in the period from January 2006 through May 2011 as reported on Bloomberg. These historical data on the iShares® MSCI EAFE Index Fund are not indicative of the future performance of the iShares® MSCI EAFE Index Fund or what the market price of the Notes may be. Any historical upward or downward trend in the price of the iShares® MSCI EAFE Index Fund during any period set forth below is not an indication that the iShares® MSCI EAFE Index Fund is more or less likely to increase or decrease at any time during the term of the Notes.

	High	Low	Close
2006
Quarter
First	65.40	60.33	64.99
Second	70.58	59.60	65.35
Third	68.46	61.62	67.78
Fourth	74.31	67.96	73.26
2007
Quarter
First	76.94	70.95	76.27
Second	81.79	76.47	80.63
Third	83.77	73.70	82.56
Fourth	86.18	78.24	78.50
2008
Quarter
First	78.35	68.31	71.90
Second	78.52	68.10	68.70
Third	68.04	53.08	56.30
Fourth	55.88	35.71	44.87
2009
Quarter
First	45.44	31.69	37.59
Second	49.04	38.57	45.81
Third	55.81	43.91	54.70
Fourth	57.28	52.66	55.30
2010
Quarter
First	57.96	50.45	56.00
Second	58.03	46.29	46.51
Third	55.42	47.09	54.92
Fourth	59.46	54.25	58.23
2011
Quarter
First	61.91	55.31	60.09
Second (through May 9)	63.87	59.70	62.04

The closing price of the iShares® MSCI EAFE Index Fund on May 9, 2011 was 62.04.

Historical Graph

The following graph sets forth the daily closing price of the iShares® MSCI EAFE Index Fund from January 3, 2006 to May 6, 2011. The data reflected in the graph below was obtained from Bloomberg L.P. Past closing prices of the iShares® MSCI EAFE Index Fund are not indicative of future iShares® MSCI EAFE Index Fund closing prices. This graph does not reflect intra-day prices.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of the Notes. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to the decision to purchase the Notes by any particular investor, including tax consequences that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is (i) an individual citizen or resident of the United States, (ii) a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia or (iii) otherwise subject to U.S. federal income taxation on a net income basis in respect of the Notes (a “U.S. Holder”).

This summary also does not address the tax consequences to (i) persons that may be subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, traders in securities that elect to mark to market and dealers in securities or currencies, (ii) persons that will hold the Notes as part of a position in a “straddle” or as part of a “hedging,” “conversion” or other integrated investment transaction for federal income tax purposes, (iii) persons whose functional currency is not the U.S. dollar, (iv) persons that do not hold the Notes as capital assets or (v) persons that did not purchase the Notes in the initial offering.

This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary. Moreover, this summary does not address the effects of any applicable state, local or foreign tax laws.

No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the Notes and no assurance can be given that the IRS will agree with the conclusions expressed herein. It is possible that the IRS could seek to characterize the Notes in a manner that results in tax consequences different from those described below. ACCORDINGLY, A PROSPECTIVE INVESTOR IN THE NOTES SHOULD CONSULT ITS OWN TAX ADVISORS IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In General

In purchasing a Note, each holder agrees with Citigroup Funding that Citigroup Funding and such holder intend to treat a Note for U.S. federal income tax purposes as a cash-settled derivative financial instrument providing for the future payment based on the value of the Underlying Fund Shares under which an amount equal to the purchase price of the Note is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder’s payment obligation under the derivative financial instrument. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the Notes, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the “Use of Proceeds and Hedging” in the accompanying prospectus.) As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the Notes could result in less favorable U.S. federal income tax consequences to a holder, including a requirement to accrue income on a current basis.

Under the above characterization of the Notes, at maturity or upon the mandatory redemption of the Notes for cash prior to or at maturity, or upon the sale or other taxable disposition of a Notes by a U.S. Holder, the U.S. Holder generally will recognize capital gain or loss equal to the difference, if any, between the amount of cash received at maturity or the amount realized as a result of the mandatory redemption, sale or other taxable disposition and the U.S. Holder’s tax basis in the Notes. Any such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Notes for more than one year at the time of disposition.

Possible Alternative Treatment

Due to the absence of authority as to the proper characterization of the Notes and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization of the Notes as derivative financial instruments and the tax treatment described above. In particular, because a holder will be entitled to cash equal to or greater than the amount of the initial purchase price paid for Notes unless (i) the closing value of the

Underlying Fund Shares on the Final Valuation Date is less than 80% of the Initial Share Price (rounded to two decimal places) and (ii) the closing value of the Underlying Fund Shares on each Mandatory Call Date is less than 100% of the Initial Share Price , the IRS could seek to analyze the federal income tax consequences of owning Notes under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a “comparable yield” for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield,” be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument would recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder’s tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument would be treated as ordinary income. Any loss realized on such sale, exchange or redemption would be treated as an ordinary loss to the extent that the holder’s original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally would be treated as a capital loss.

The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The Notes are expected to provide economic returns that are linked to the performance of the Underlying Fund Shares, and offer no assurance that a holder’s investment will be returned to the holder. Further, based on the historical performance of Underlying Fund Shares, a holder may receive economic returns on the Notes that are substantially lower or higher than the holder’s investment therein and the amounts payable if the Notes are called substantially exceed a conventional interest rate return. Accordingly, Citigroup Funding believes that it is reasonable to treat the Notes for U.S. federal income tax purposes, not as debt instruments, but as derivative financial instruments in respect of which holders have deposited a fixed amount of cash with Citigroup Funding. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the Notes, then, among other matters, a U.S. Holder would be required to include in income each year an accrual of interest at a comparable yield for a comparable non-contingent instrument issued by Citigroup Funding even though the holder will be entitled to no payments until the maturity of the Notes. In addition, gain realized by a holder upon the mandatory redemption, sale or other taxable disposition of a Notes (including as a result of payments made at maturity) generally would be characterized as ordinary income, rather than as short- or long-term capital gain (depending on whether the Notes has been held for more than one year).

Even if the Contingent Payment Regulations do not apply to the Notes, it is possible that the IRS could seek to characterize the Notes in a manner that results in tax consequences different from those described above. Under alternative characterizations of the Notes, it is possible, for example, that a Note could be treated as including a debt instrument and a derivative financial instrument or two or more options.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed above. On December 7, 2007, the IRS and U.S. Treasury Department issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the Notes. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which may include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

The IRS and U.S. Treasury Department issued proposed regulations that require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to derivative financial instruments other than notional principal contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the Notes.

Potential Application of Constructive Ownership Rules

Under the “constructive ownership” rules, the net long-term capital gain arising from certain constructive ownership transactions on financial assets is characterized as ordinary income to the extent such gain exceeds the amount of long-term capital gain that a U.S. Holder would have had if it held the underlying asset directly during the term of the transaction. In that case, an interest charge also would be imposed on any deemed underpayment of tax with respect to the deferral of such ordinary income. These rules generally apply to constructive ownership transactions, including forward contracts or certain options, with respect to equity interests in “pass-through entities,” including stock of a company treated as a regulated investment company for U.S. federal income tax purposes like the issuer of the Index Fund Shares. They are intended to apply to transactions that provide a taxpayer with the economic benefits of direct ownership in a financial asset without a significant change in the risk-reward profile with respect to the underlying asset but with potentially different tax consequences, absent the application of the constructive ownership rules, as to the character and timing of any gain. A “forward contract” is defined for this purpose as any contract to acquire in the future (or provide or receive credit for the future value of) any financial asset. The rules direct the U.S. Treasury Department to promulgate regulations excluding a forward contract that does not convey substantially all of the economic return on an underlying asset from the scope of “constructive ownership” transactions. This category may include the Notes. It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.

It is possible that the Notes would be treated as a constructive ownership transaction with respect to the Index Fund Shares, in which case some of the long-term capital gain, if any, on a Notes held for more than one year could be recharacterized as ordinary income and any resulting deemed underpayment of tax subject to an interest charge as described above. While there is no authority addressing the potential application of the constructive ownership rules to instruments such as the Notes, the Notes should not be treated as a constructive ownership transaction with respect to the Index Fund Shares, for reasons including that the payment received by a U.S. Holder if the Index Fund Shares increase in value bears no relationship to the value of the Index Fund Shares, and U.S. Holders will not acquire the Index Fund Shares at maturity. Accordingly, the Notes do not provide a U.S. Holder with the economic benefits of direct ownership in the Index Fund Shares without a significant change in the risk-reward profile of such an investment.

Non-United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term “Non-U.S. Holder” means a holder of the Notes that is a non-resident alien individual or a foreign corporation.

In the case of a Non-U.S. Holder of the Notes, any payments made with respect to the Notes will not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the mandatory redemption, sale or other disposition of the Notes by a Non- U.S. Holder generally will not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition.

In the Notice discussed above under Possible Alternative Treatment, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the Notes.

A Non-U.S. Holder that is subject to U.S. federal income taxation on a net income basis with respect to its investment in the Notes should see the discussion relating to U.S. Holders of the Notes, above.

Recent Legislation Potentially Affecting Taxation of Notes Held by or Through Foreign Entities

Legislation recently enacted may impose a withholding tax of 30 percent on the gross proceeds of a disposition of the Notes paid after December 31, 2012, to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation may also impose a withholding tax of 30 percent on the gross proceeds of a disposition of the Notes paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a Non-U.S. Holder of the Notes may be eligible for refunds or credits of such taxes. Investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the Notes.

Estate Tax

If you are an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), you should note that, absent an applicable treaty benefit, the Notes may be treated as U.S. situs property for U.S. federal estate tax purposes. You are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

Backup Withholding and Information Reporting

A holder of the Notes may be subject to information reporting and to backup withholding with respect to certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding Inc., Citigroup Inc. and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $         principal amount of Notes (        Notes) at $970.00 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers at the public offering price less a concession of up to $30.00 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession of up to $30.00 per Note on sales to certain other dealers. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes—The Market Value of the Notes May Be Affected by Purchases and Sales by Affiliates of Citigroup Funding” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets Inc. is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

We are responsible for the information contained and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Autocall Notes

Linked to the

iShares® MSCI EAFE Index Fund

Due June     , 2014

(expected to be June 2, 2014)

($1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

                     , 2011

(Including Prospectus Supplement Dated

February 11, 2011 and Prospectus Dated

February 11, 2011)